Filed Pursuant to Rule 433

Registration Statement Number 333-179678

November 29, 2012

COMCAST CORPORATION

$250,000,000 5.00% NOTES DUE 2061

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Cable Guarantors:	Comcast Cable Communications, LLC Comcast Cable Holdings, LLC Comcast MO Group, Inc. Comcast MO of Delaware, LLC

Issue of Securities:	5.00% Notes due 2061

Denomination:	$25.00 and multiples in excess thereof (each $25.00 principal amount “a note”)

Expected Ratings: [1]	Moody’s: Baa1; S&P: BBB+; Fitch: BBB+

Aggregate Principal Amount:	$250,000,000 (10,000,000 notes)

Over-Allotment Option:	$37,500,000 (1,500,000 notes)

Trade Date:	November 29, 2012

Settlement Date:	December 6, 2012 (T+5)

Maturity:	December 15, 2061

Interest Rate:	5.00% per annum, accruing from December 6, 2012 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	Quarterly on March 15, June 15, September 15 and December 15, commencing March 15, 2013

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Optional Redemption:	The 5.00% Notes due 2061 are redeemable at the option of the Company at any time on or after December 15, 2017, in whole or in part, at a redemption price equal to 100% of the principal amount of such notes plus accrued and unpaid interest to the date of redemption

Expected Listing:	New York Stock Exchange

CUSIP / ISIN:	20030N 606 / US20030N6067

Price to Investors:	$25.00 per note; $250,000,000 total (not including over-allotment option)

Underwriters’ Discount:	$0.7875 per note for retail orders; $7,521,412.50 total; $0.5000 per note for institutional orders; $224,500.00 total (not including the over-allotment option)

Proceeds to Comcast, before expenses:	$24.2254 per $25.00 principal amount of Notes due 2061; $242,254,087.50 total (based on the weighted average underwriters’ discount for orders by retail and institutional investors)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:

Raymond James & Associates, Inc.

RBC Capital Markets, LLC

Stifel, Nicolaus & Company, Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at (212) 761-6691, UBS Securities LLC at (877)827-6444, ext. 561 3884 or Wells Fargo Securities, LLC at 1-800-326-5897 or cmclientsupport@wellsfargo.com.